                                                               EXHIBIT (a)(1)(i)

  This announcement is not an offer to purchase or a solicitation of an offer to sell Class A Common Shares. The Offer is made only by the Offer to Purchase dated March 12, 1997 and the related Letter of Transmittal.
 The Offer is not being made to, nor will tenders be accepted from or on behalf of, holders of Class A Common Shares in any jurisdiction in which making or accepting the Offer would violate that jurisdiction's laws.

                            SIERRA PRIME INCOME FUND

                  NOTICE OF OFFER TO PURCHASE FOR CASH 117,068
              OF ITS ISSUED AND OUTSTANDING CLASS A COMMON SHARES
                          AT NET ASSET VALUE PER SHARE


    THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 6:00 PM PACIFIC STANDARD
             TIME ON APRIL 11, 1997, UNLESS THE OFFER IS EXTENDED.

        Sierra Prime Income Fund (the "Fund") is offering to purchase 117,068 of its issued and outstanding Class A common shares of beneficial interest, no par value ("Class A Common Shares"), at a price equal to their net asset value ("NAV") determined as of 2:00 PM Pacific Standard Time on April 11, 1997, the Expiration Date, unless extended, upon the terms and conditions set forth in the Offer to Purchase dated March 12, 1997 and the related Letter of Transmittal (which together constitute the "Offer"). The NAV on March 3, 1997 was $10.00 per Class A Common Share. The purpose of the Offer is to provide liquidity to shareholders since the Fund is unaware of any secondary market which exists for the Class A Common Shares. The Offer is not conditioned upon the tender of any minimum number of Class A Common Shares, but is subject to certain conditions as set forth in the Offer.

        If more than 117,068 Class A Common Shares are duly tendered prior to the expiration of the Offer, the Fund presently intends to, assuming no changes in the factors originally considered by the Board of Trustees when it determined to make the Offer and the other conditions set forth in the Offer, but is under no obligation to, extend the Offer period, if necessary, and increase the number of Class A Common Shares that the Fund is offering to purchase to an amount which it believes will be sufficient to accommodate the excess Class A Common Shares tendered as well as any Class A Common Shares tendered during the extended Offer period, or purchase 117,068 Class A Common Shares (or such greater number of Class A Common Shares sought) on a pro rata basis.

        Class A Common Shares tendered pursuant to the Offer may be withdrawn at any time prior to 6:00 PM Pacific Standard Time on April 11, 1997, and, if not yet accepted for payment by the Fund, Class A Common Shares may also be withdrawn after April 11, 1997.

        The information required to be disclosed by paragraph (d)(1) of Rule 13e-4 under the Securities Exchange Act of 1934, as amended, is contained in the Offer to Purchase and is incorporated herein by reference.

        The Offer to Purchase and the related Letter of Transmittal contain important information that should be read carefully before any decision is made with respect to the Offer.

        Questions and requests for assistance, for current NAV quotations or for copies of the Offer to Purchase, Letter of Transmittal and any other tender offer document, may be directed to Sierra Shareholder Services at the address and telephone number below. Copies will be furnished promptly at no expense to you. Shareholders who do not own Class A Common Shares directly may tender their Class A Common Shares through their broker, dealer or nominee.

                          SIERRA SHAREHOLDER SERVICES
                   9301 CORBIN AVENUE, NORTHRIDGE, CA  91324
                                  800-222-5852
           6:00 AM to 6:00 PM Pacific Standard Time, Monday - Friday
               6:00 AM to 3:00 PM Pacific Standard Time, Saturday

                                 March 12, 1997